TAHOE SCHEDULES Q3 2018 RESULTS CONFERENCE CALL ON NOVEMBER 7, 2018

VANCOUVER, British Columbia – October 1, 2018 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) plans to release its third quarter 2018 financial and operating results on Tuesday, November 6, 2018 after the market close. On Wednesday, November 7, 2018 at 10:00am ET, Tahoe will hold a conference call and webcast to discuss the results.

Third Quarter 2018 Results Conference Call and Webcast:

Date:	Wednesday, November 7, 2018

Time:	10:00 am ET (7:00 am PT)

Dial-in numbers:	1-800-319-4610 (toll free in Canada and the U.S.)

+1-604-638-5340 (international participants)

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

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